Fomento Económico Mexicano, S.A.B. de C.V.

Ave. General Anaya 601 Pte., Col. Bella Vista

64410 Monterrey, N.L. Mexico

June 23, 2014

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mexican Economic Development, Inc. Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 16, 2014

(File No. 001-35934)

Dear Ms. Jenkins:

By letter dated June 10, 2014 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided a comment on the annual report on Form 20-F for the fiscal year ended December 31, 2013, as filed on April 16, 2014 (the “2013 Form 20-F”) by Fomento Económico Mexicano, S.A.B. de C.V. (the “Company”). We today submit herewith, via facsimile and EDGAR, a response to the Staff’s comment.

For your convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

Liquidity and Capital Resources, page 72

  Please provide us with, and confirm that you will include in future filings, a more detailed analysis of the components of the statements of cash flows (i.e., operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in receivables, inventories etc.) for each period presented. In this regard, please ensure to include robust discussions describing and quantifying the specific effect of the significant causal factors that contributed to the material changes in your operating, investing and financing cash flows. Refer to Item 5 of Form 20-F and SEC Release No. 33-8350 as it relates to liquidity and capital resources for further guidance.

Ms. Tia Jenkins, page 2

In response to the Staff’s comment the following discussion provides a more detailed analysis of the components of the statements of cash flows for each period presented.  In addition, pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2014 include a similar disclosure covering all periods presented. We will add this similar disclosure after our presentation of the Principle Sources and Uses of Cash table in the Liquidity and Capital Resources section.

The following is a summary of the principal sources and uses of cash for the years ended December 31, 2013, 2012 and 2011, from our consolidated statement of cash flows:

Principal Sources and Uses of Cash
Years ended December 31, 2013, 2012 and 2011
(in millions of Mexican pesos)

	2013	2012	2011
Net cash flows provided by operating activities	Ps. 28,758	Ps. 30,785	Ps. 21,247
Net cash flows used in investing activities	(55,231)	(14,643)	(18,089)
Net cash flows provided by (used in) financing activities	20,584	(3,418)	(6,258)
Dividends paid	(16,493)	(9,186)	(6,625)

Our principal source of liquidity has generally been cash generated from our operations, however we have obtained financing from financial institutions to fund the acquisition of investments based on our growth strategy. We have traditionally been able to rely on cash generated from operations because a significant majority of the sales of Coca-Cola FEMSA and FEMSA Comercio are on a cash or short-term credit basis, and OXXO stores are able to finance a significant portion of their initial and ongoing inventories with supplier credit. In our opinion, our working capital is sufficient for our present requirements. Our principal use of cash has generally been for capital expenditure programs, debt repayment and dividend payments. In the last 3 years, Coca-Cola FEMSA has devoted a significant part of its cash to acquire bottling operations as part of its investment strategy and during 2013, FEMSA Comercio entered into two new markets through the acquisition of two drugstore businesses and one quick service restaurant chain.

Our net cash generated by operating activities was Ps. 28,758 million for the year ended December 31, 2013 compared to Ps. 30,785 million for the year ended December 31, 2012, a decrease of Ps. 2,027 million or 7%.  This decrease was primarily the result of lower financing from suppliers in the amount of Ps. 3,316 million as well as higher amounts of income taxes paid of Ps. 934 million because of higher levels of taxable income, and increased accounts receivable of Ps. 1,202 million. This was partially offset by an increase of Ps. 2,900 in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis.

Our net cash used in investing activities was Ps. 55,231 million for the year ended December 31, 2013 compared to Ps. 14,643 million for the year ended December 31, 2012, an increase of Ps. 40,588 million or 277%.  This increase was primarily due to the acquisition of Grupo Yoli for Ps. 1,046 million, Companhia Fluminense de Refrigerantes for Ps. 4,648 million, Spaipa S.A. Industria Brasileira de Bebidas for Ps. 23,056 million, other acquisitions of Ps. 3,021 million and an investment in shares of Coca-Cola Bottlers Philippines for Ps. 8,904 million in 2013.

Ms. Tia Jenkins, page 3

Our net cash generated by financing activities was Ps. 20,584 million for the year ended December 31, 2013 compared to net cash used in financing activities of Ps. 3,418 million for the year ended December 31, 2012, an increase of Ps. 24,002 million or 702%. This increase was primarily due to higher proceeds from bank borrowings in 2013 of Ps. 78,907 million as compared to Ps. 14,048 million in 2012, offset by higher amounts of payments on bank loans of Ps. 39,962 million in 2013 as compared to Ps. 5,872 million in 2012 as well as higher dividend payments of Ps. 16,493 million in 2013 compared to Ps. 9,186 million in 2012. Cash generated by financing activities was primarily used to finance our business acquisitions.

Our net cash generated by operating activities was Ps. 30,785 million for the year ended December 31, 2012 compared to Ps. 21,247 million for the year ended December 31, 2011, an increase of Ps. 9,538 million or 45%.  This increase was primarily the result of an increase of Ps. 6,565 million in our cash flow from operating activities before changes in operating accounts due to our increased sales on a cash basis, a lower short term credit basis causing a reduction in accounts receivable of Ps. 2,244 million, higher credit from suppliers of Ps. 2,469 million, offset by higher income taxes paid of Ps. 1,596 million because of higher levels of taxable income.

Our net cash used in investing activities was Ps. 14,643 million for the year ended December 31, 2012 compared to Ps. 18,089 million for the year ended December 31, 2011, a decrease of Ps. 3,446 million or 19%.  This decrease was primarily due to the acquisition of Grupo Tampico for Ps. 2,414 million and Grupo CIMSA for Ps. 1,912 million in 2011 whereas the only cash outflow for an acquisition in 2012 was for Grupo Fomento Queretano of Ps. 1,114 million.

Our net cash used in financing activities was Ps. 3,418 million for the year ended December 31, 2012 compared to Ps. 6,258 million for the year ended December 31, 2011, a decrease of Ps. 2,840 million or 45%.  This decrease was primarily due to higher proceeds from bank borrowings in 2012 of Ps. 14,048 million as compared to Ps. 6,606 million in 2012, offset by higher amounts of payments on bank loans of Ps. 5,872 million in 2012 as compared to Ps. 3,732 million in 2011 as well as higher dividend payments of Ps. 9,186 million in 2012 compared to Ps. 6,625 million in 2011.

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Ms. Tia Jenkins, page 4

Also, as requested by the Staff, the Company acknowledges that:

▪               it is responsible for the adequacy and accuracy of the disclosure in its filings;

▪       Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

▪       the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration of the Company’s response. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Duane McLaughlin at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

           /s/ Javier Astaburuaga Sanjines

Mr. Javier Astaburuaga Sanjines

Chief Financial Officer

Fomento Económico Mexicano, S.A.B. de C.V.

cc:
Duane McLaughlin
Aaron Saunders

Cleary Gottlieb Steen & Hamilton LLP